UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 17, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]    Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]    Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 17, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2006

i

SEASPAN CORPORATION

Interim Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars)

	March 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$11,400	$15,718
Prepaid expenses	2,446	2,352

	13,846	18,070
Vessels (note 4)	729,346	621,163
Deposits on vessels (note 8(b))	4,000	-
Deferred financing fees (note 5)	6,138	6,526
Fair value of interest rate swaps	18,388	4,799

	$771,718	$650,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 6(a))	$1,212	$1,467
Deferred revenue	3,479	2,759

	4,691	4,226
Long-term debt	236,680	122,893

	241,371	127,119
Share capital:
Common shares	512,589	512,589
Additional paid-in capital (note 7)	76	-
Retained earnings (deficit)	(706)	6,051
Accumulated other comprehensive income	18,388	4,799

Total shareholders’ equity	530,347	523,439

	$771,718	$650,558

See accompanying notes to interim financial statements.

Commitments and contingent obligations (note 8)

Subsequent events (note 11)

SEASPAN CORPORATION

Interim Statement Of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amount)

Three Months Ended March 31, 2006
Revenue	$24,807

Operating expenses:
Ship operating (note 3)	6,107
Depreciation	5,604
General and administrative	961

12,672

Operating earnings	12,135
Other expenses (earnings):
Interest expense	2,703
Interest income	(163)
Undrawn credit facility fee	561
Amortization of deferred financing fees	488

3,589

Net earnings	$8,546

Earnings per share, basic and diluted	$0.24

See accompanying notes to interim financial statements.

SEASPAN CORPORATION

Interim Statement Of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

				Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumu- lated Other Compre- hensive Income	Total Share- holders’ Equity	Total Compre- hensive Income
	Number of Common Shares
	Class A	Class B	Class C
Class A common shares issued on initial public offering	28,570,000	—	—	$599,970	$—	$—	$—	$599,970
Class B common shares issued on initial public offering	—	7,145,000	—	150,045	—	—	—	150,045
Class C common shares issued on initial public offering	—	—	100	1	—	—	—	1
Excess of purchase price paid over historical cost on vessel purchase	—	—	—	(197,904)	—	—	—	(197,904)
Class A common shares issued on exercise of overallotment option	276,500	—	—	5,807	—	—	—	5,807
Fees and expenses in connection with issuance of the common shares	—	—	—	(45,330)	—	—	—	(45,330)
Net earnings	—	—	—	—	—	14,329	—	14,329	$14,329
Other comprehensive net income:
Change in fair value of interest rate swaps designated as cash flow hedging instruments	—	—	—	—	—	—	4,799	4,799	4,799

									$19,128

Dividends on common shares	—	—	—	—	—	(8,278)	—	(8,278)

Balance, December 31, 2005	28,846,500	7,145,000	100	512,589	—	6,051	4,799	523,439
Class A common shares issued as compensation (note 7)	15,000	—	—	—	76	—	—	76
Net earnings	—	—	—	—	—	8,546	—	8,546	$8,546
Other comprehensive income:
Change in fair value of interest rate swaps designated as cash flow hedging instruments	—	—	—	—	—	—	13,589	13,589	13,589

									$22,135

Dividends on common shares	—	—	—	—	—	(15,303)	—	(15,303)

Balance, March 31, 2006 (unaudited)	28,861,500	7,145,000	100	$512,589	$76	$(706)	$18,388	$530,347

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement Of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

Three Months Ended March 31, 2006
Cash provided by (used in):
Operating activities:
Net earnings	$8,546
Items not involving cash:
Depreciation	5,604
Stock-based compensation (note 7)	76
Amortization of deferred financing fees	488
Change in non-cash operating working capital:
Prepaid expenses	(94)
Accounts payable and accrued liabilities	(255)
Deferred revenue	720

Cash from operating activities	15,085

Investing activities:
Expenditures for vessels	(113,787)
Deposits on vessels	(4,000)

Cash used in investing activities	(117,787)

Financing activities:
Draws on credit facility	113,787
Financing fees incurred	(100)
Dividends on common shares	(15,303)

Cash from financing activities	98,384

Decrease in cash and cash equivalents	(4,318)
Cash and cash equivalents, beginning of period	15,718

Cash and cash equivalents, end of period	$11,400

Supplementary information (note 6(b))

See accompanying notes to interim financial statements.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three Months ended March 31, 2006

1. Basis of presentation:

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2005 financial statements.

The following table sets out the vessels included in these financial statements:

Vessel name	Commencement of Charter	Size (TEUs)
CSCL Hamburg	July 2001	4250
CSCL Chiwan	September 2001	4250
CSCL Ningbo	June 2002	4250
CSCL Dalian	September 2002	4250
CSCL Felixstowe	October 2002	4250

CSCL Oceania	December 2004	8500
CSCL Africa	January 2005	8500

CSCL Vancouver	February 2005	4250
CSCL Sydney	April 2005	4250
CSCL New York	May 2005	4250
CSCL Melbourne	August 2005	4250
CSCL Brisbane	September 2005	4250
New Delhi Express(1)	October 2005	4250
Dubai Express	January 2006	4250
Jakarta Express	February 2006	4250
(1)	The New Delhi Express was previously known as the CP Kanha and was renamed on March 21, 2006.

Commencement of charter is the month in which the vessel commenced revenue generating operations.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three Months ended March 31, 2006

2. Significant accounting policies:

Except as disclosed below, the significant accounting policies used in preparing these financial statements are consistent with those used in preparing Seaspan Corporation’s (the “Company’s”) financial statements for the year ended December 31, 2005.

Effective January 1, 2006, the Company adopted FAS No. 123 (R), “Share-Based Payment”, which requires the fair value method of accounting for share based compensation awards. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of restricted shares is based on the market value of the Company’s common shares at the grant date. Compensation costs for share-based awards are recognized over the related service period. The Company had issued no share-based awards to December 31, 2005.

3. Related party transactions:

(a) Management Agreement:

Seaspan Management Services Limited and its wholly-owned subsidiaries (the “Manager”) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 19.8% voting interest in the Company for the three months ended March 31, 2006.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•	Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,000 per day for each 2500 TEU vessel, $4,200 per day for each 3500 TEU vessel, $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the three month period ended March 31, 2006, the Manager provided technical services at a cost of $6,106,500 to the Company.

•	Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the three month period ended March 31, 2006, the Manager provided fixed fee administrative and strategic services at a cost of $18,000, and the Company reimbursed expenses incurred by the Manager in the amount of $209,016.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At March 31, 2006, the incentive shares do not have rights to incremental dividends.

(b) Due to related parties:

As at March 31, 2006, $79,796 (December 31, 2005 - $534,582) is due to related parties for reimbursement of administrative and strategic services expenses paid on the Company’s behalf. The amounts are to be repaid in the ordinary course of business.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three Months ended March 31, 2006

4. Vessels:

March 31, 2006	Cost	Accumulated Depreciation	Net Book Value
Vessels	$742,136	$12,790	$729,346

December 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Vessels	$628,349	$7,186	$621,163

5. Deferred financing fees:

March 31, 2006	Tranche A	Tranche B	Total
Deferred financing fees, beginning of period	$5,217	$1,309	$6,526
Costs incurred	100	—	100
Amortization expensed	161	327	488

Deferred financing fees, end of period	$5,156	$982	$6,138

December 31, 2005	Tranche A	Tranche B	Total
Deferred financing fees, beginning of fiscal period	$—	$—	$—
Costs incurred	5,453	1,799	7,252
Amortization expensed	236	490	726

Deferred financing fees, end of fiscal period	$5,217	$1,309	$6,526

6. Other information:

(a) Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	March 31, 2006	December 31, 2006
Due to related parties (note 3(b))	$80	$535
Accrued interest	578	297
Other accrued liabilities	554	635

	$1,212	$1,467

(b) Supplementary information to the statement of cash flows consists of:

Interest paid	$ 2,426
Undrawn credit facility fee paid	568

7. Additional paid-in capital:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three Months ended March 31, 2006

A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan will expire 10 years from the date of its adoption. No grants had been made under the plan to December 31, 2005.

On February 10, 2006, the Company issued 3,750 shares to each independent director for a total of 15,000 shares as compensation for services for 2006. These shares have been recorded at their fair value on the date of issuance, and will be recorded as expense on a straight-line basis as the services are provided.

8. Commitments and contingent obligations:

(a)	Pursuant to the Asset Purchase Agreement, at March 31, 2006 the Company is committed to purchase the following additional eight vessels on completion of construction at the following predetermined purchase prices:

Vendor
Seaspan Bishop Shipping Company Limited (note 11(a))	$56,893
Seaspan Castle Shipping Company Limited	56,893
Seaspan Pawn Shipping Company Limited	56,893
Seaspan Ace Shipping Company Limited	56,893
Seaspan Eagle Shipping Company Limited	56,893
Seaspan Birdie Shipping Company Limited	56,893
Hemlock Shipping Company Limited	115,956
Spruce Shipping Company Limited	115,956

$573,270

(b)	On February 14, 2006, the Company agreed to purchase two 3500 TEU vessels under construction from affiliates of Conti Holdings GmbH & Co. KG (“Conti”) that are being built by Zhejiang Shipbuilding Co. Ltd. The delivered cost is expected to be approximately $50,000,000 per vessel. The Company paid a $4,000,000 deposit upon signing the transaction. The vessels are expected to be delivered in February and July 2007.

On February 14, 2006, the Company simultaneously signed 12 year charter agreements for the two 3500 TEU vessels with Cosco Container Lines Co. Ltd. for a rate of $19,000 per day. The Manager will provide technical services for the two 3500 TEU vessels at an initial rate of $4,200 per day through 2008.

(c)	On February 28, 2006, the Company agreed to purchase four 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding in China. The delivered cost is expected to be approximately $44,500,000 per vessel. The vessels are expected to be delivered between August 2008 and February 2009.

On February 28, 2006, the Company simultaneously signed 12 year charter agreements for the four 2500 TEU vessels with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL Asia”), a subsidiary of China Shipping (Group) Company (“CSCL”) for an initial rate of $16,750 per day, increasing to $16,900 per day after six years. The Manager will provide technical services for the four 2500 TEU vessels at a rate of $4,000 per day through 2011.

In addition to the four 2500 TEU vessels that will be built, the Company has the option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four vessels. The Company has made no commitment, financial or otherwise, to proceed with the order for the optional vessels. The Company would only exercise its option with respect to the second group of optional vessels if acceptable long-term charters were arranged. The Company has until June 30, 2006 to exercise their option on the first four of the option vessels and until September 30, 2006 to exercise the option on the second four. If the additional vessels are built, CSCL Asia would have the option to charter the first group of four optional vessels under the same terms as the first four.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three Months ended March 31, 2006

9. Charter party:

The Company is committed under charter party agreements with CSCL Asia and CP Ships USA LLC (“CP USA”), a subsidiary of CP Ships Limited, as follows:

Vessel name	Time Charter (Years)		Commencement of Charter	Options (Years)	Daily Hire Rate
CSCL Hamburg	10		July 2001	2	$18.0
CSCL Chiwan	10		September 2001	2	18.0
CSCL Ningbo	10		June 2002	2	19.9
CSCL Dalian	10		September 2002	2	19.9
CSCL Felixstowe	10		October 2002	2	19.9
CSCL Oceania	12		December 2004	3	29.5
CSCL Africa	12		January 2005	3	29.5
CSCL Vancouver	12		February 2005	—	17.0
CSCL Sydney	12		April 2005	—	17.0
CSCL New York	12		May 2005	—	17.0
CSCL Melbourne	12		August 2005	—	17.0
CSCL Brisbane	12		September 2005	—	17.0
New Delhi Express	3+7	(1)	October 2005	2	18.0
Dubai Express	3+7	(1)	January 2006	2	18.0
Jakarta Express	3+7	(1)	February 2006	2	18.0

(1)	For the CP USA charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless CP USA elects to terminate the charter with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial three-year term. The termination fee declines by $1.0 million per year in years four through nine.

The Company is committed under the charter party agreements with CSCL Asia to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

The Company is also committed under charter party agreements with CP USA to supply vessels on a full time basis for a fixed daily charter rate, once vessel construction is complete. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

10. Financial instruments:

(a) Concentration of credit risk:

CSCL Asia and CP USA are the Company’s only customers as of March 31, 2006.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars)

Three Months ended March 31, 2006

10. Financial instruments (continued):

(b) Fair value:

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the interest rate swap agreements is recognized on the balance sheet.

(c) Interest rate risk management agreement:

The Company uses derivative financial instruments, consisting of interest rate swap agreements, to manage its exposure to adverse movements in interest rates.

Pursuant to the credit facility agreement at March 31, 2006 the Company has entered into interest rate swap agreements to fix the LIBOR at per annum interest rates on notional loan balances as follows:

	Notional Amount	Fixed LIBOR	Ending Date
Interest rate swaps	$204,011	4.6325%	July 16, 2012

11. Subsequent events:

(a)	On April 6, 2006, the Company acquired the Saigon Express from Seaspan Bishop Shipping Company Limited at a cost of $56,893,397 pursuant to the Asset Purchase Agreement. The Saigon Express is the fourth of nine vessels subject to long-term, fixed-rate charters with CP USA.

On April 6, 2006, the Company drew an additional $56,893,397 on the credit facility to fund the purchase of the Saigon Express.

(b)	On April 17, 2006, the Company declared a cash dividend of $0.425 per share, representing a total cash distribution of $15.3 million. The cash dividend is payable on May 11, 2006, to all shareholders of record on April 28, 2006.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATION

Overview

Our business is to own containerships, charter them pursuant to long-term, fixed-rate charters and grow our fleet through additional accretive vessel acquisitions. We were incorporated on May 3, 2005. We acquired our first ten vessels on completion of our initial public offering and began substantial operations on August 12, 2005. Between August 12, 2005 and March 31, 2006 we took delivery of an additional five vessels. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 15 vessels in our operating fleet as of March 31, 2006 have an average remaining initial term of 9.1 years plus certain options. Our primary objectives are to maintain a stable base dividend, while growing our business in order to increase distributable cash flow per share.

We intend to continue our practice of acquiring vessels once we have entered into long-term, fixed-rate charters that begin at the time of delivery of the vessels, which we believe will provide us with stable future cash flows. We plan to expand our relationships with China Shipping Container Lines Company, Limited (“CSCL”) and CP Ships Limited (“CP Ships”), as well as add new container liner company customers such as COSCO Container Lines Co., Ltd., (“COSCON”). We believe that we will benefit from the continued growth of worldwide container demand, especially in certain high-growth markets, such as China, where we have strong existing customer relationships, and from the trend of container liner companies to outsource a portion of their vessel requirements to third party shipowners. We also believe that Seaspan Management Services Limited’s (our “Manager”) experience in working with container liner companies to provide ship design, drawing approval, construction supervision and brokering services will improve our ability to secure new customers. We intend to increase the size of our fleet through timely and selective acquisitions of new and secondhand containerships that we believe will be accretive to distributable cash flow per share.

Currently, 12 containerships in our fleet are under time charters with China Shipping Container Lines (Asia) Co. Ltd., (“CSCL Asia”), as a result of a novation by China Shipping (Group) Company (“China Shipping”). CSCL Asia, a British Virgin Islands company, is the wholly owned subsidiary of CSCL, a majority owned subsidiary of China Shipping. Three containerships in our fleet are under time charters with CP Ships USA, LLC (“CP USA”), a subsidiary of CP Ships. The remaining eight vessels completing our initial contracted fleet of 23 vessels that are under construction at Samsung Heavy Industries Co. Ltd., (“Samsung”) are also subject to long-term, fixed-rate charters. Two of these vessels are chartered to CSCL Asia and six are under time charters with CP USA. The four 2500 TEU vessels that we have agreed to purchase from Jiangsu Yangzijiang Shipbuilding, (“Jiangsu”), have also been chartered to CSCL Asia. The additional two 3500 TEU vessels that are under construction that we have agreed to purchase from Conti are subject to long-term, fixed-rate charters to COSCON.

All of our charter agreements are in good standing. The following table summarizes key facts regarding the 15 vessels in operation at March 31, 2006:

Vessel Name	Vessel Size	Commencement Date	Length of Time Charter	Daily Charter Rate
				(in thousands)
CSCL Hamburg	4250 TEU	July 3, 2001	10 Years + one 2-year option	$18.0
CSCL Chiwan	4250 TEU	September 20, 2001	10 Years + one 2-year option	18.0
CSCL Ningbo	4250 TEU	June 15, 2002	10 Years + one 2-year option	19.9
CSCL Dalian	4250 TEU	September 4, 2002	10 Years + one 2-year option	19.9
CSCL Felixstowe	4250 TEU	October 15, 2002	10 Years + one 2-year option	19.9
CSCL Oceania	8500 TEU	December 4, 2004	12 Years + one 3- year option	29.5
CSCL Africa	8500 TEU	January 24, 2005	12 years + one 3- year option	29.5
CSCL Vancouver	4250 TEU	February 16, 2005	12 years	17.0
CSCL Sydney	4250 TEU	January 24, 2005	12 years	17.0
CSCL New York	4250 TEU	February 16, 2005	12 years	17.0
CSCL Melbourne	4250 TEU	August 17, 2005	12 years	17.0
CSCL Brisbane	4250 TEU	September 15, 2005	12 years	17.0
New Delhi Express(1)	4250 TEU	October 18, 2005	3 years + 7 one year extensions, + 2 one year extensions	18.0
Dubai Express	4250 TEU	January 3, 2006	3 years + 7 one year extension, + 2 one year extensions	18.0
Jakarta Express	4250 TEU	February 21, 2006	3 years + 7 one year extensions, + 2 one year extensions	18.0

(2) The New Delhi Express was previously known as the CP Kanha and was renamed on March 21, 2006.

Under the management agreement, ship operating expenses are borne by our Manager in exchange for the payment of a fixed daily operating expense fee which covers all operating expenses, including crewing, victualling, stores, lube oils, communication expenses, general and routine repairs, general vessel maintenance, insurance and other expenses related to the technical management of the vessels. Also as part of this agreement, the Manager is responsible for the normally scheduled periodic drydocking of our vessels.

During the final inspection at the end of the scheduled drydocking of the CSCL Hamburg for her special survey, a 12-16 inch long crack was detected on each side of the rudder horn in the area where the rudder horn is welded to the hull plating. Permanent repairs were concluded on March 6, 2006, and the vessel returned to service under its time charter at midnight on March 9, 2006. The CSCL Hamburg was out of service for approximately 26 days, and was in the shipyard for approximately 23 days, approximately 13 days in excess of the ten days budgeted for the special survey. The incremental cost to make the repair was less than $75,000, not including the lost time charter revenue.

Upon learning of this matter, our Manager ordered the inspection of the rudder horn area of the CSCL Chiwan, which had previously completed her special survey on February 15, 2006, and during which no cracks were detected. During the underwater reinspection, one crack, which was significantly smaller than those found on the CSCL Hamburg, was also found on each side of the CSCL Chiwan’s rudder horn. We expect the cost to permanently repair the CSCL Chiwan’s rudder horn will be less than $75,000 and that the repairs will be carried out during normal vessel operations, thereby limiting off-hire days.

On March 13, 2006, our Manager completed the inspection of the CSCL Ningbo. Similar cracks were found, but these were smaller than those found in the CSCL Chiwan. No repairs will be required until the CSCL Ningbo’s scheduled drydocking in 2007, subject to the approval of the classification society.

Our Manager is planning to inspect all of the 4250 TEU vessels that have been, or shortly will be, delivered by Samsung to determine if the cracking problem extends to them as well. Our Manager is currently in consultation with Lloyd’s Register of Shipping, or Lloyd’s, Det Norske Veritas, or Det Norske, Samsung and the manufacturer of the rudder horn, to determine responsibility for the problem. Our Manager has also hired Herbert Engineering Corp., a third party consultant, as a technical advisor to assist in this matter. Our Manager expects to fully recover these incremental costs from third parties, while the remainder of the special survey costs will be for the account of our Manager. Our Manager is considering all options available to it to seek compensation for the costs of making these repairs. In addition, the off hire periods are still being settled with CSCL Asia and insurance claims have been made.

Our operating expenses per vessel are equal to the number of days in the period, multiplied by the applicable fixed daily operating expense rate, and any volatility in actual ship operating expenses will be absorbed by our Manager, except for certain extraordinary costs and expenses that are not covered by our Manager’s technical services fee.

The fixed daily operating expense rate commences on the delivery date for the related vessel and is set forth in the following table:

Vessel Name	Daily Operating Expense Rate
(in thousands)
CSCL Hamburg	$4.5
CSCL Chiwan	4.5
CSCL Ningbo	4.5
CSCL Dalian	4.5
CSCL Felixstowe	4.5
CSCL Oceania	6.0
CSCL Africa	6.0
CSCL Vancouver	4.5
CSCL Sydney	4.5
CSCL New York	4.5
CSCL Melbourne	4.5
CSCL Brisbane	4.5
New Delhi Express	4.5
Dubai Express	4.5
Jakarta Express	4.5

Our Contracted Fleet

On the completion of our initial public offering, we acquired eight 4250 TEU vessels and two 8500 TEU vessels (our “initial fleet”) from wholly owned subsidiaries (“the Predecessor”) of Seaspan Container Lines Limited (“SCLL”). On August 8, 2005, we entered into a purchase agreement with certain wholly owned subsidiaries of SCLL (all 13 subsidiaries collectively referred to as “VesselCos”) to acquire an additional 13 new containerships as they are completed and delivered. The additional 13 containerships consist of eleven 4250 TEU vessels and two 9600 TEU vessels of which we have acquired five 4250 TEU vessels to date. We will acquire the remaining 8 vessels over approximately the next 17 months. We refer to these 23 vessels collectively as our initial contracted fleet.

Our Additional Vessels

We have entered into four ship building contracts with Jiangsu, pursuant to which we have agreed to acquire four 2500 TEU vessels as each containership is delivered and passes inspection. The aggregate purchase price for all four 2500 TEU vessels is approximately $178.0 million, subject to certain pre-delivery expenses, such as pre-delivery interest, remaining at budgeted levels. These four vessels will be built by Jiangsu at its shipyards in Jiangsu Province, China, pursuant to the ship building contracts. Each 2500 TEU vessel is subject to a 12 year time charter with CSCL Asia.

In addition to the four 2500 TEU vessels that will be built for us, we have the option to order an additional eight 2500 TEU vessels, in two tranches of four vessels each, for the same price as the initial four vessels. We have made no commitment, financial or otherwise, to proceed with the order for the optional vessels. We will only exercise our option with respect to the optional vessels if acceptable long-term charters are arranged. We have until June 30, 2006 to exercise our option on the first four of the option vessels and until September 30, 2006, to exercise the option on the second four. If the additional vessels are built, CSCL Asia would have the option to charter the first group of four optional vessels under the same terms as the first four.

We have agreed to acquire two 3500 TEU vessels from Conti 51. Container Schiffahrts—GmbH & Co. KG Nr. 1 and Conti 52. Container Schiffahrts—GmbH & Co. KG Nr. 1, (collectively referred to herein as “Conti”), as each containership is delivered and passes inspection. The two 3500 TEU vessels are being built by Zhejiang at its shipyard in Ningbo, China, pursuant to a ship building contract between Conti and Zhejiang. It is not anticipated that these ship building contracts will be assigned to us by Conti prior to the delivery. Conti will be responsible for all payments related to the construction and delivery of the two containerships. We are responsible for the costs related to certain supplies and to the supervision and survey of the construction of the vessels. Our Manager will perform all tasks related to the supervision and survey of the construction of the vessels.

The aggregate purchase price for the two 3500 TEU vessels is approximately $100.0 million. We have paid to Conti an aggregate of $4.0 million, from operating funds, as the first installment for the vessels and the remainder of the purchase price will be due upon delivery of each vessel. Conti Holding GmbH & Co. KG, or Conti Holding, an affiliate of Conti, has guaranteed repayment of the $4.0 million in the event that Conti fails to repay the $4.0 million when required to do so. However, the $4.0 million will only be repaid to us by Conti in the event the ship building contract is cancelled, rescinded or terminated due to Conti’s default under the ship building contract.

The average age of the 15 vessels in our operating fleet as at March 31, 2006 is 1.8 years. The following chart details the number of vessels in our fleet based on size as we take scheduled delivery:

	Actual				Forecasted
	Upon Closing of IPO	Third Quarter 2005	Fourth Quarter 2005	First Quarter 2006	Years Ending December 31,
Vessel Size					2006	2007	Thereafter
2500 TEU Class	—	—	—	—	—	—	4
3500 TEU Class	—	—	—	—	—	2	2
4250 TEU Class	8	10	11	13	16	19	19
8500 TEU Class	2	2	2	2	2	2	2
9600 TEU Class	—	—	—	—	—	2	2

Operating Vessels	10	12	13	15	18	25	29

Capacity (TEU) (1)	50,960	59,466	63,719	72,225	84,984	123,971	134,155

(1)	Our 2500 TEU vessels, 3500 TEU vessels, 4250 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 2546 TEU, 3534 TEU, 4253 TEU, 8468 TEU, and 9580 TEU, respectively.

Our Credit Facility

On August 8, 2005, we entered into a $1.0 billion secured loan facility agreement with certain lenders. This credit facility will be used in part to fund our acquisition of the contracted fleet and any additional new or used containerships we may decide to acquire. Our credit facility has a maturity date of the seventh anniversary of the delivery date of the last of the 23 vessels comprising the contracted fleet and any additional containerships we may acquire or October 31, 2014, whichever is earlier.

The total facility amount of $1.0 billion is divided into two Tranches: Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Tranche A will be used to fund our acquisition of the contracted fleet while Tranche B will be used to fund our acquisition of additional vessels we may decide to acquire. Both Tranche A and Tranche B will be split into several advances. All Tranche A advances must be drawn within three months of the delivery of the last of the 23 vessels in our contracted fleet (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Each Tranche B advance will occur on or after the acquisition date of an additional vessel beyond our contracted fleet, if any. All Tranche B advances must be drawn prior to December 31, 2006 (but not before the acquisition date of the vessel to which the loan relates). Any commitment undrawn by those dates will be canceled.

During the fiscal period ended December 31, 2005, we drew a total of $122.9 million to purchase the CSCL Melbourne, the CSCL Brisbane and the New Delhi Express. On January 3, 2006, we drew $56.9 million to purchase the Dubai Express. On February 21, 2006, we drew $56.9 million to purchase the Jakarta Express for a total debt balance of $236.7 million at March 31, 2006. No amounts to date have been drawn from the Tranche B of our credit facility.

Our Dividend Policy

Our board of directors has adopted a dividend policy to pay a regular quarterly dividend of $0.425 per share on our common and subordinated shares throughout the period of the delivery of our initial contracted fleet of 23 vessels. Declaration and payment of dividends is at the discretion of our board of directors and there can be no assurance we will not reduce or eliminate our dividend.

We estimate that throughout the period of the delivery of our initial contracted fleet, we will pay aggregate dividends approximately equal to our operating cash flow (which includes a deduction for drydocking costs and other expenses pursuant to our management agreement). Our board of directors will assess when we will have sufficient operating cash flow in order to retain a portion of our cash for reinvestment in our business.

As we complete the acquisition of our initial contracted fleet and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash flow for reinvestment in our business while continuing to pay our regular quarterly dividends. Retained cash flow may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash flow in our business, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to grow our dividend through accretive acquisitions of additional vessels beyond our contracted fleet. There can be no assurance that we will be successful in meeting our goal.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimate on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of our predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the predetermined purchase price we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Share-based Compensation

Effective January 1, 2006, the Company adopted FAS No. 123 (R), “Share-Based Payment”, which requires the fair value method of accounting for share based compensation awards. Share based awards may include options, restricted shares, phantom shares and other share-based awards. The fair value of restricted shares is based on the market value of the Company’s common shares at the grant date. Compensation costs for share-based awards are recognized over the related service period.

Derivative Instruments

In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. These swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are expected to be effective in mitigating the risk of changes in interest rates over the term of the debt. We have recognized these derivative instruments on the balance sheet at their fair value. Changes in the fair value of the interest rate swaps are excluded from earnings until settled. We have not held or issued, and will not hold or issue, derivative financial instruments for trading or other speculative purposes.

Related Party Transactions

Under the management agreement, we are committed to pay our Manager for the following fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years (provided that the fee for the three-year period beginning January 1, 2009 will not be less than the initial technical services fee):

•	technical services - our Manager provides us with technical services which cover all operating expenses, including crewing, victualling, stores, lube oils, communication expenses, repairs and maintenance, performing normally scheduled drydocking and general and routine repairs, insurance and other expenses related to the technical management of the vessels in exchange for a fixed fee of $4,000 per day for each 2500 TEU vessel, $4,200 per day for each 3500 TEU vessel, $4,500 per day for each 4250 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel; and

•	administrative and strategic services – our Manager provides us with administrative and strategic services for the management of the business for a fixed fee of $72,000 per year. We will also reimburse all reasonable costs and expenses incurred by our Manager in providing us with such services.

In connection with providing us with the above strategic services, we have issued 100 incentive shares to the Manager, which our Manager has acquired for $1,000. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on our common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Items You Should Consider When Evaluating Our Results of Operations

On the completion of our initial public offering, we acquired our initial fleet of 10 vessels from the Predecessor. Since that time, we have acquired five vessels as part of our initial contracted fleet. We also entered into our management agreement, whereby we pay our Manager certain fees related to technical, administrative and strategic services that our Manager provides to us (whereas during the periods of our predecessor’s operations, our predecessor was responsible for paying the historical actual ship operating expenses). Furthermore, we designated the interest rate swap agreements as hedging instruments as they are expected to be effective in mitigating the risk of changes in interest rates over the term of our debt, and as a result, changes in the fair value of the interest rate swap are excluded from earnings until settled (whereas no such designation was made during the periods of our predecessor’s operations). As a result of the acquisitions, entering into our management agreement and designating the interest rate swap agreements as hedging instruments, we believe that, with respect to our current results of operations for the quarter ended March 31, 2006, a comparison to the predecessor’s prior periods, where such factors did not exist, is not helpful in assessing our financial condition and results of operations.

Results of Operations

The following discussion of our financial condition and results of operations, as of March 31, 2006, has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

The following table presents our operating results for the quarter ended March 31, 2006:

Statement of operations data (in thousands of dollars, except where otherwise stated):

Revenue	$24,807
Operating expenses:
Ship operating	6,107
Depreciation	5,604
General and administrative	961

Operating earnings	12,135
Other expenses (earnings):
Interest expense	2,703
Interest income	(163)
Undrawn facility fee	561
Amortization of deferred financing fees	488

Net earnings	$8,546

Common shares outstanding	36,006,600
Per share data:
Earnings per share, basic and diluted in dollars	$0.237
Cash dividends paid	$0.425
Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$15,085
Investing activities	(117,787)
Financing activities	98,384

Net decrease in cash	$(4,318)

Selected balance sheet data:
Cash and cash equivalents	$11,400
Vessels	729,346
Deposits on vessels	4,000
Fair value of interest rate swaps	18,388
Other assets	8,584

Total assets	$771,718

Current liabilities	4,691
Long-term debt	236,680
Shareholders’ equity	530,347

Total liabilities and shareholders’ equity	$771,718

Other data:
Number of vessels in operation at quarter end	15
Average age of fleet in years at quarter end	1.8
TEU capacity at quarter end	72,225
Average remaining initial term on outstanding charters	9.1
Fleet utilization	97.1%

Quarter ended March 31, 2006

We had eleven 4250 TEU vessels and two 8500 TEU vessels in operation for the entire quarter ended March 31, 2006. On January 3, 2006, the 4250 TEU Dubai Express was delivered to us and began operations approximately ten weeks ahead of the contractual delivery date. On February 21, 2006, the 4250 TEU Jakarta Express was delivered to us and began operations approximately seven weeks ahead of the contractual delivery date. During the quarter, the CSCL Chiwan and CSCL Hamburg completed their regularly scheduled five-year special surveys.

The following tables summarize vessel utilization and the impact of the drydocking days on Seaspan’s revenues for the first quarter:

	Fourth Quarter 2005	First Quarter 2006
Vessel Utilization:	# of Days	# of Days
Ownership Days	1,178	1,296
Less Offhire Days:
Scheduled 5-Year Survey	—	(20)
Incremental Due to Rudder Horn Repair	––	(17)

Operating Days	1,178	1,259

Vessel Utilization	100%	97.1%

	Fourth Quarter 2005	First Quarter 2006
Revenue — Impact of Drydocking:	Revenue (in thousands of US dollars)	Revenue (in thousands of US dollars)
100% fleet utilization	$23,394	$25,470
Less Offhire:
Scheduled 5-Year Survey	—	(360)
Incremental Due to Rudder Horn Repair	—	(303)

Actual Revenue Earned	$23,394	$24,807

Revenue

Charter revenue was $24.8 million for the three month quarter ended March 31, 2006. Revenue for the quarter is based on contracted daily rates for each vessel.

Ship Operating Expenses

Ship operating costs were $6.1 million quarter ended March 31, 2006. Operating expenses for the quarter are based on contracted daily rates for each vessel, as specified in our management agreement.

Depreciation

Depreciation expense was $5.6 million for the quarter ended March 31, 2006.

General and Administrative Expenses

General and administrative expenses were $1.0 million for the quarter ended March 31, 2006. These costs represent executive salaries, travel, board of directors fees, insurance, audit, agency fees, and other costs during the quarter.

Interest Expense and Undrawn Facility Fee

Interest expense was $2.7 million for the quarter ended March 31, 2006. Interest expense for the quarter is based on the debt drawn under our credit facility. On January 3, 2006, we drew $56.9 million to purchase the Dubai Express. On February 21, 2006, we drew $56.9 million to purchase the Jakarta Express. Our credit facility requires that we pay interest of LIBOR plus a margin, which is based on our loan to asset value.

We have entered into interest rate swap agreements to reduce our exposure to market risks from changing interest rates. The swap agreements fix LIBOR at 4.6325% based on expected drawdowns and outstanding debt through July 2012. The swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature, as they are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rate swap agreements are excluded from earnings until settled.

Undrawn credit facility fee expense was $0.6 million for the quarter ended March 31, 2006. Our undrawn credit facility fee is a commitment fee of 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility.

Amortization of Deferred Financing Fees

During the quarter, we incurred financing fees of $0.1 million relating to our credit facility. These fees are being deferred and amortized over the terms of the credit facility using the interest yield basis resulting in an amortization expense of $0.5 million during the quarter ended March 31, 2006.

Other Comprehensive Income

As of March 31, 2006, the fair value of our swap agreements was $18.4 million in our favor. The $13.6 million change in fair value of the swap agreements for the quarter ended March 31, 2006 has been recorded to other comprehensive income. Please also read “Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Liquidity and Capital Resources

Liquidity and Cash Needs

As of March 31, 2006, our cash totaled $11.4 million. As at March 31, 2006, we have drawn $236.7 million of an available $750 million from Tranche A of our credit facility to fund the purchase of our fleet. The remaining $513.3M will be available to fund the acquisition of the remaining eight vessels in our initial contracted fleet. No amounts have been drawn to date from Tranche B of our credit facility, of which $250 million is available to fund the acquisition of new or used containerships. On April 6, 2006, we drew $56.9 million from our credit facility to fund the purchase of Saigon Express.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the remaining containerships under the asset purchase agreement. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $15.1 million for the quarter ended March 31, 2006. Cash flows from operations for the quarter ended March 31, 2006 reflects net earnings from operations of $8.5 million, non-cash depreciation and amortization of $6.1 million, stock compensation of $0.1 million, and a change in non-cash operating working capital of $0.4 million.

Investing Activities Cash Flows

Net cash used for investing was $117.8 million for the quarter ended March 31, 2006. On January 3, 2006, we purchased the Dubai Express for $56.9 million and on February 21, 2006 we purchased the Jakarta Express for $56.9 million. During the quarter, we also paid a deposit of $4.0 million to Conti for the purchase of two 3500 TEU vessels.

Financing Activities Cash Flows

Net cash from financing activities was $98.4 million for the quarter ended March 31, 2006. During the quarter ended March 31, 2006, we borrowed $113.8 million from our credit facility to fund the purchase of the Dubai Express and the Jakarta Express. During the quarter, we also paid a cash dividend of $15.3 million and incurred deferred financing fees of $0.1 million.

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan, or the Plan, under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock based awards as may be determined by our board of directors. A total of 1,000,000 shares of common stock were reserved for issuance under the Plan, which is administered by our board of directors. The Plan will expire 10 years from the date of its adoption. During the quarter, we issued 3,750 shares to each independent director for a total of 15,000 shares as compensation for services for 2006. These shares have been recorded at their fair value on the date of issuance, and will be recorded as expense on a straight line basis as the services are provided.

Contractual Obligations

On a pro forma basis our long-term undiscounted contractual obligations as of March 31, 2006, excluding amounts payable under our credit facility and interest rate swaps, consists of the following:

	2006 (nine months)	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Purchase agreement for additional vessels	$348,680	$502,592	$—	$—	$—	$—	$851,272
Fixed payments to the Manager for technical and administrative services under our management agreement(1)	21,039	38,565	44,205	48,955	49,310	740,197	942,271

	$369,719	$541,157	$44,205	$48,955	$49,310	$740,197	$1,793,543

(1)	The technical services portion of the fees are fixed through December 31, 2008 and includes payments for the vessels currently operating in our fleet as at March 31, 2006, and fees for the remaining undelivered vessels in our fleet of 29 vessels based on their contracted delivery dates. The administrative services portion of the fees are capped at $6,000 per month, plus reimbursement for all reasonable costs and expenses incurred by our Manager and its affiliates in providing us with such services. For purposes of this table only, we have assumed the same rate for 2009 to 2025, the end of the initial term of the management agreement. The amounts presented above do not include reimbursements that may become payable to our Manager for administrative or strategic services provided.

As of March 31, 2006, our amounts payable under our credit facility consists of the following:

	2006	2007	2008	2009	2010	Thereafter	Total
Credit facility principal payments	$—	$—	$—	$—	$—	$236,680	$236,680

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2006, contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on August 8, 2005. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. In connection with our credit facility, we have entered into interest rate swap agreements to reduce our exposure to market risks of changing interest rates. We are accounting for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The swaps are accounted for as hedging instruments as they are effective in mitigating the risks of changes in interest rates over the term of the debt. As a result, changes in the fair value of the interest rates swap are excluded from earnings until settled. We are also exposed to the impact of interest rate changes associated with borrowings we anticipate in connection with the purchase of the four 2500 TEU vessels that we have agreed to purchase from Jiangsu and the two 3500 vessels that we have agreed to purchase from Conti. We anticipate entering into interest rate swap agreements to reduce our exposure to market risks of changing interests rates associated with these borrowings.

As of March 31, 2006, our floating-rate borrowings totaled $236.7 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $204.0 million. These interest rate swaps have a fair value of $18.4 million in our favor. Our line of credit borrowings are not repayable until five years and three months from the earlier of the date delivery of the last vessel in our contracted fleet and December 31, 2007.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. We will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial statements for contractual obligations, debt instruments and interest rate swaps, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities:

On August 12, 2005, concurrently with completion of our initial public offering, in a private sale exempt from the registration requirements of the Securities Act pursuant to Section 4(2), we sold all of our subordinated shares at a price per share equal to the initial public offering price of our common shares to Dennis Washington, The Kevin Lee Washington Trust II, 0731455 B.C. Ltd. and Tiger Container Shipping Company Limited.

Use of Proceeds:

On August 12, 2005, we completed our initial public offering of 28,570,000 common shares and 7,145,000 subordinated shares at a price of $21.00 per unit. The managing underwriters were Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. The common shares sold in the offering were registered under the Securities Act of 1933 on Registration Statement Form F-1 (File No. 333-126762), which the SEC declared effective on August 4, 2005. For information regarding the use of proceeds, please read Part I – Item 1 – Financial Statements: Note 2 – Initial Public Offering.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None